February 10, 2016

BY EDGAR AND OVERNIGHT COURIER

Ms. Melissa Raminpour
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             Orbital ATK, Inc.
Form 10-K for the Year Ended March 31, 2015
Filed June 1, 2015
Form 8-K filed on October 27, 2015
File No. 001-10582

Dear Ms. Raminpour:

This letter is provided in response to the comment contained in your letter dated February 4, 2016, relating to Orbital ATK, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015 and Current Report on Form 8-K filed on October 27, 2015.  We have set forth below the text of the comment contained in your letter, followed by our response.

Form 8-K filed on October 27, 2015
                                                Exhibit 99.1

1.                                      We note that on page 2 of your press release filed on Form 8-K, you disclose certain financial measures that are non-GAAP adjusted financial results. Please ensure that all non-GAAP financial measures are given titles that are not the same or confusingly similar to the titles used for the GAAP measures. In this regard, your table on page 2 and the discussion below the table reference “revenues” and “operating income.” Because these amounts are non-GAAP adjusted amounts, they should be given titles such as adjusted revenues or adjusted operating income. Please revise accordingly. See Item 10(e)(1)(ii)(E) of Regulation S-K. Also, please revise to present and discuss the financial measures calculated in accordance with GAAP with equal or greater prominence than any non-GAAP financial measures. Refer to the guidance outlined in Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 of Item 2.02 of Form 8-K which requires that GAAP measures be presented with equal or greater prominence than any non-GAAP measures.

Orbital ATK, Inc.    •    45101 Warp Drive, Dulles, VA 20166    •    703-406-5000

Response to Comment No. 1

We respectfully acknowledge the staff’s comment and, in all future filings, we will (i) title all non-GAAP measures appropriately to distinguish them from GAAP measures and (ii) present and discuss the GAAP financial measures with equal or greater prominence than any non-GAAP measures.

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As requested in your letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (703) 406-5676 if you have any questions or would like any additional information regarding these matters.

Sincerely,

/s/ Garrett E. Pierce

Garrett E. Pierce
Chief Financial Officer